Exhibit 12.1

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

---------------------------------------   ------------    ------------    -----------     -----------     -----------
    ($ in millions)                           2001            2000            1999            1998            1997
---------------------------------------   ------------    ------------    -----------     -----------     -----------

Earnings (loss) before taxes                $(113.7)        $ 113.9         $ 171.2         $  27.3         $  85.9
  Plus:
    Interest expensed and capitalized          89.7            98.5           109.6            80.9            57.9
    Interest expense within rent               21.7            25.4            18.0            15.4            12.7
      Amortization of capitalized
        interest                                2.3             2.0             1.9             2.1             2.6
      Distributed income of equity
        investees                               -               -               1.5             2.5             6.9
  Less:
    Interest capitalized                       (1.4)           (3.3)           (2.0)           (2.3)           (4.4)
                                          ------------    ------------    -----------     -----------     -----------

Adjusted earnings                              (1.4)          236.5           300.2           125.9           161.6

Fixed charges (1)                             111.4           123.9           127.6            96.3            70.6

Ratio of earnings to fixed charges            0.0x(2)          1.9x            2.4x            1.3x            2.3x
---------------------------------------   ------------    ------------    -----------     -----------     -----------

    (1)  Fixed charges include interest expensed and capitalized as well as interest expense within rent.

    (2)  During 2001 there was a deficiency of earnings to fixed charges of $112.8 million.